UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

XERIUM TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-32498	42-1558674
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

14101 Capital Boulevard
Youngsville, North Carolina		27596
(Address of Principal Executive Offices)		(Zip Code)

Phillip Kennedy, Executive Vice President, General Counsel and Secretary (919) 526-1400
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflicts Minerals Disclosure and Report
Xerium Technologies, Inc. (“Xerium”, the “Company”, “we”, “us” or “our”) conducted a review to determine if any of the products we manufactured during the year ended December 31, 2017 contained conflict minerals that were necessary to the functionality or production of the products manufactured. Please refer to Rule 13p-1 and Form SD for definitions of the terms used in this disclosure, unless otherwise defined herein.

We believe that a very small portion of the products we manufactured during the reporting period contained conflict minerals that were necessary to the functionality or production of our products. However, based on our reasonable country of origin inquiry process, we have no reason to believe that the conflict minerals may have originated in covered countries or that they did not come from recycled or scrap sources.

Reasonable Country of Origin Inquiry

In 2017, the Company had two reportable business segments: machine clothing and rolls. Our machine clothing products are highly engineered synthetic textile belts that transport and filter paper as it is processed in a paper-making machine. Machine clothing plays a significant role in the forming, pressing and drying stages of paper production. Roll cover products cover the rolls on a paper-making machine, which are the large steel cylinders over which machine clothing is mounted and between which the paper travels as it is processed. Our roll covers provide a surface with the mechanical properties necessary to process the paper in a cost-effective manner that delivers the sheet qualities desired by the paper producer.

Due to the limited types of products we manufacture, we were able to readily isolate the products within our rolls segment that incorporate components which include certain conflict minerals. For the applicable products, we contacted the vendors from which we purchased those components and asked them to complete the Electronics Industry Citizenship Coalition (now the Responsible Business Alliance) and Global e-Sustainability Initiative (EICC/GeSI) conflict minerals reporting template in order to determine the country of origin of those conflict minerals. Most vendors returned a completed conflict mineral report, though a few responded by disclosing their efforts to responsibly source conflict minerals. With regard to the responses we received, we do not believe that the representations and information provided by such vendors was not reliable or accurate. Therefore, we have no reason to believe that the conflict minerals which are necessary to the functionality or production of our products originated in covered countries or did not come from recycled or scrap sources.

The contents of this report can be found in the investor relations portion of the Company’s website at www.xerium.com. The content of any website referred to in this Specialized Disclosure Report on Form SD is not incorporated by reference unless expressly noted.

Item 1.02 Exhibit
Not required.
Section 2 - Exhibits
Item 2.01 Exhibits
None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Xerium Technologies, Inc.
(Registrant)

/s/ Phillip Kennedy	May 31, 2018
By Phillip Kennedy	(Date)
Executive Vice President, General Counsel and Secretary